ALDA Pharmaceutical Corp.

Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ending

September 30, 2012 and 2011

(Expressed In Canadian Dollars)

NOTICE TO READERS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accomplished by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The unaudited condensed consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Stands for the preparation of the interim condensed consolidated financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Charted Accountants for a review of interim financial statements by an entity’s auditor.

ALDA Pharmaceuticals Corp.

Condensed Consolidated Interim Statements of Financial Position

For The Three Month Period Ended September 30, 2012

(Un-audited – Expressed In Canadian Dollars)

	September 30, 2012	June 30, 2012 Audited
ASSETS

	$	$
Current Assets
Cash and Equivalents (Note 4)	2,068	2,335
Accounts Receivable (Note 5)	11,024	8,159
Prepaid Expenses and Others	9,077	9,077
	22,169	19,751

Equipment	-	-

Intellectual Property (Note 6)	340,000	-

Total Assets	362,169	19,751

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities (Note 7)	186,015	347,235
Sponsorship Liability – Current portion (Note 8)	-	875,000
Short Term Loans (Note 9)	10,500	-
Promissory Notes (Note 10)	118,500	118,500
	315,015	1,340,735

SHAREHOLDERS’ DEFICIT

Share Capital (Notes 11, 12(a))	8,421,088	7,933,288
Reserves (Notes 12 (d)(e))	2,644,960	2,644,960
Deficit	(11,018,894)	(11,899,412)
	47,154	(1,321,164)

Total Liabilities & Shareholders’ Deficit	362,169	19,571

*See accompanying notes to the condensed consolidated interim financial statements

Going Concern (Note 1) Subsequent events (Note 20)

Approved on Behalf of the Board of Directors on November 29, 2012

    “Terrance Owen”

   “Jamie Lewin”

Terrance Owen, Director

Jamie Lewin, Director

ALDA Pharmaceuticals Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

For The Three Month Periods Ended September 30, 2012 and 2011

(Un-audited – Expressed In Canadian Dollars)

	September 30, 2012	September 30, 2011

	$	$

Revenues	-	14,938

Expenses

Advertising and Promotion	-	1,638
Amortization-Furniture and Equipment	-	540
Filing Fees and Transfer Agent	4,978	3,325
Interest and Bank Charges	342	335
Investor Relations	-	18,196
Legal and Accounting	3,000	-
Management fees	15,848	70,920
Office and Miscellaneous	1,036	6,123
Product Registration & Development	1,200	11,705
Rent	-	18,890
Stock Based Compensation		11,522
Wages and Benefits	-	51,995
Total Expenses	26,404	195,189

Other Items
Finance Expense	-	2,991
Income	143	-
Gain on Liabilities Settled	906,780	-
	906,923	2,991

Income/(Loss) and Comprehensive Income/ (Loss) for the Period	880,519	(183,242)

Basis Earnings/(Loss) Per Share	$0.12	$(0.03)
Diluted Earnings/(Loss) Per Share	$0.12	$(0.03)
Weighted Average of Shares Outstanding	7,263,265	6,364,426

*See accompanying notes to the consolidated financial statements

ALDA Pharmaceuticals Corp.

Condensed Consolidated Interim Statements of Changes In Shareholder’s Equity

For The Three Month Periods Ended September 30, 2012 and 2011

(Un-audited – Expressed In Canadian Dollars)

	Number Of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
Balance June 30, 2012	6,959,680	7,933,288	1,004,346	1,640,614	(11,899,412)	(1,321,164)
Issued during period
For Cash	-	-	-	-	-	-
For Debt (Note )	11,257,395	147,800	-	-	-	147,800
For Assets (Note )	3,400,000	340,000	-	-	-	340,000
Share issue costs	-	-	-	-	-	-
Finder’s fees	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-
Warrant in placement	-	-	-	-	-	-
Warrants expired	-	-	(57,581)	57,581	-	-
Net comprehensive loss	-	-	-	-	880,518	880,518

Balance September 30, 2012	21,617,075	8,421,088	946,765	1,698,195	(11,018,894)	47,154

	Number Of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
Balance June 30, 2011	6,399,680	7,921,708	964,025	1,640,613	(11,592,848)	(1,066,502)
Issued during period
For Cash	-	-	-	-	-	-
For Debt	-	-	-	-	-	-
For Assets	-	-	-	-	-	-
Share issue costs	-	-	-	-	-	-
Finder’s fees	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-
Warrant in placement	-	-	-	-	-	-
Net comprehensive loss	-	-	-	-	(183,242)	(183,242)

Balance September 30, 2011	6,399,680	7,921,708	964,025	1,640,613	(11,776,090)	(1,249,744)

*See accompanying notes to the consolidated financial statements

ALDA Pharmaceuticals Corp.

Condensed Consolidated InterimStatements of Cash Flow

For The Three Month Periods Ended September 30, 2012 and 2011

(Un-audited – Expressed In Canadian Dollars)

	September 30, 2012	September 30, 2011
	$	$
Operating Activities:

Income/(Loss) and Comprehensive Income/(Loss) for the Period	880,519	(183,242)
Items Not Involving Cash
Amortization – Furniture and Equipment	-	540
Stock-Based Compensation	-	-
Gain on shares for debt	(906,780)	-
Inventory Write-down	-	-
Accretion of Sponsorship Liability	-	-
	(26,261)	(182,702)

Changes in Non-Cash Working Capital Items
Decrease/(Increase) in Accounts Receivable	(2,865)	23,846
Decrease/(Increase) in Inventory	-	15,885
Decrease/(Increase) in Prepaid	-	9,606
(Decrease)/ Increase in Accounts Payable and Accruals	16,388	93,726
	13,523	(39,639)

Investing Activities:
Purchase of Assets	-	-
Decrease/(Increase) in Short Term Investments	-	-
	-	-

Financing Activities:
Net Proceeds on Issuance of Shares	-	-
Short Term Loans	10,500	34,850
	10,500	34,850

Increase/ (Decrease) in Cash	(2,238)	(4,789)

Cash, Beginning of Period	4,306	9,095

Cash End of Period	2,068	4,306

Transactions Not Involving Cash	Sept 30, 2012	Sept 30, 2011

Shares for Debt (Payables, COC & Mgmt.)	147,800	-
Shares for Assets (Pedia Safe License)	340,000	-
Total

*See accompanying notes to the consolidated financial statements

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

1.

NATURE OF OPERATIONS AND GOING CONCERN

ALDA Pharmaceuticals Corp. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)”.  The address of the Company’s corporate office and principal place of business is located at Suite 1518, 1030 West Georgia Street, Vancouver, BC, Canada, V6E 2Y3.

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product marketed as “T36®”.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to an insider of the Company as discussed in more detail in Note 13(a).

These condensed consolidated interim financial  statements  have  been  prepared  on  the  basis  of  accounting  principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. During the year  ended  June  30,  2012,  the  Company  experienced  operating  losses  and  negative operating cash flows, operations of the Company having been funded by the issuance of share capital.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations; the Company expects to raise additional financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected.

In  the  event  that  cash  flow  from operations,  if  any,  together  with  the  proceeds  from any  future financings are insufficient to meet the Company’s current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company’s best interest. This may result in a substantial reduction of the scope of existing and planned operations.

These condensed consolidated interim financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	September 30, 2012 $	June 30, 2012 $
Deficit	(11,018,894)	(11,899,412)
Working capital/ Working capital deficiency	(292,846)	(1,321,164)

2.

STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as were applied in our most recent audited annual financial statements for the year ended June 30, 2012.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

These condensed interim consolidated financial statements do not include all of the information required of a full annual financial report and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that these condensed interim financial statements be read in conjunction with the most recent audited annual financial statements of the Company for the year ended June 30, 2012.

3.

BASIS OF PRESENTATION AND NEW ACCOUNTING STANDARDS

Basis of preparation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The financial statements are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future.  The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, decommissioning, restoration and similar liabilities and contingent liabilities.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in these condensed interim consolidated financial statements are as follows:

Determination of functional currency

The functional currency of the Company is measured using the currency of the primary economic environment in which that the Company operates. The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity

Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant estimates applied by the Company are as follows:

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiary, Sirona Therapeutics Corp. (“Sirona”).  The name of the subsidiary was changed on January 10, 2006 from ALDA Institute For Preventative Health Care Inc.  Sirona is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement.   All significant inter-company balances and transactions have been eliminated on consolidation.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

3.

BASIS OF PRESENTATION AND NEW ACCOUNTING STANDARDS (CONT’D)

Changes in significant accounting policies

The Company has not adopted new accounting policies since its recent year ended June 30, 2012. The following Standards and Interpretations applicable to the Company were issued but not yet effective. Unless otherwise stated, these new accounting standards and amendments will become effective for annual period beginning on or after January 1, 2013.

(a) IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(b) IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(c) IFRS 11 Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011 and will replace IAS

31 - Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 is effective for annual period beginning on or after January 1, 2013.

(d) IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1,

2013, with early adoption permitted, provides   the guidance on the measurement of   fair value and related disclosures through a fair value hierarchy.

4. CASH AND EQUIVALENTS

September 30, 2012 $	June 30, 2012 $
2,068	2,335

5. ACCOUNTS RECEIVABLE

	September 30, 2012 $	June 30, 2012 $
Receivables	7,600	7,600
Interest on Notes	1,275	1,275
Value Added Tax (HST)	2,149	(716)
	4

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

6.

INTELLECTUAL PROPERTY

	September 30, 2012 $	June 30, 2012 $
Pedia Safe License	340,000	-

On September 17, 2012, ALDA Pharmaceuticals Corp. the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of CDN$340,000 by the issuance of 3,400,000 Common Shares of ALDA at a deemed price of $0.10 per share. This transaction will did not result in a change of control or in the creation of new insiders.

7. PAYABLES AND ACCRUED LIABILITIES

	September 30, 2012 $	June 30, 2012 $
Accounts Payable	151,406	330,986
Accruals (Audit & management Fees)	33,360	15,000
Payroll Withholdings	(187)	(187)
Unearned Revenue	1,436	1,436
	186,015	347,235

8. SPONSORSHIP LIABILITY

Sponsorship liability represents final payments owing per the sponsorship agreement to be fully paid by December 31, 2012.  The scheduled sponsorship payments per the sponsorship agreement were in default.  As June 30, 2012, the total outstanding sponsorship liability was $875,000.  The Company has been unable to pay the remaining $875,000 that was owed to the Canadian Olympic Committee (“the COC”) under the terms of the Sponsorship. As a result, the Company has agreed to stop using the Olympics marks. Also, with the agreement of the Company, the full amount of the COC liability has been assigned by the COC to a third party.

On September 12, 2012 the entire amount of the liability was settled by the issuance of 10,687,500 shares at an average value of $0.083 per share. All of these shares are subject to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

9.

SHORT TERM LOANS

	September 30, 2012 $	June 30, 2012 $
Canagen Pharmaceuticals	9,600	-
Terrance Owen	900	-
	10,500	-

These loans do not bear interest and do not have a term.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

10.

PROMISSORY NOTES

	September 30, 2012 $	June 30, 2012 $
Related Parties	106,000	106,000
Non-related Parties	12,500	12,500
	118,500	118,500

During the year ended June 30, 2012, the Company received another financial loan in the net amount of $29,000 from companies controlled by a director of the Company.  The promissory notes are due on demand, and were to bear interest at a rate of 12% per annum.  In debt settlement agreements dated June 14, 2012 between the Company and the companies owned by a director of the Company, all past interest was waived and the principal amount of the loans is to be repaid in 18 equal installments beginning at the first of each month after financings which total at least $250,000, after filing and finder’s fees are completed.

During the year ended June 30, 2012, the Company received another financial loan in the net amount of $12,500 from the third party.  The promissory notes are due on demand with 0% interest rate.

During the year ended June 30, 2011, the Company received financial loans in the amount of $77,000 from companies controlled by the directors of the Company.   The promissory notes are due on demand, and were to bear interest at a rate of 12% per annum.  In debt settlement agreements dated June 14, 2012 between the Company and the companies owned by a director of the Company, all past interest was waived and the principal amount of the loans is to be repaid in 18 equal installments beginning at the first of each month after financings which total at least $250,000, after filing and finder’s fees are completed.

11. SHARES ISSUED FOR DEBT AND ASSETS

	September 30, 2012 $	Shares	June 30, 2012 $
COC Assignment Sept. 12, 2012	87,500	10,687,500	-
Accounts Payable Sept. 12, 2012	20,540	172,295
Mgmt. Fees Sept. 12, 2012	39,760	397,600	-
Intellectual Property Sept 21, 2012	340,000	3,400,000	-

12.   SHAREHOLDERS’ EQUITY

a)    Authorized Share Capital

Authorized: Unlimited common shares without par value

Issued share capital

On March 08, 2012 the Company consolidated its shares on a 10 to 1 basis. This resulted in the outstanding shares of the company being consolidated from 63,996,800 to 6,399,680.   All references to common shares, share purchase warrants, stock options, and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation. At June 30, 2012 there were 6,959,680 shares issued and outstanding.

During the three month period ended September 30, 2012, the company issued 14,657,395 shares for debt and assets. At September 30, 2012 there were 21,617,075 shares issued and outstanding.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

12.

SHAREHOLDERS’ EQUITY (CONT’D)

Private Placements

i)

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $56,000.  Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months.  The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

ii)   On January 12, 2011, the Company closed a private placement for total gross proceeds of

$200,000.  A total of 200,000 units of the Company were issued at a price of $1.00 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $2.00 per common share for a period of 24 months from the date of issuance of the purchase warrant with a forced exercise prevision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on May 13,

2011.  Legal fees of $5,626 were charged against share capital in connection with the private placement.  Warrants were valued at $18,676.

iii)  On September 7, 2010, the Company closed a private placement for total gross proceeds of

$327,500.  A total of 327,500 units of the Company were issued at a price of $1.00 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $2.00 per common share for a period of 24 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on January 8, 2011.  The Company paid finders’ fee of $2,250 to certain registrants with respect to the offering.  Finders’ fees of $2,250 and legal fees of $15,887 were charged against share capital in connection with the private placement. Warrants were valued at $57,581.

Shares issued for debt

On September 7, 2012, ALDA Pharmaceuticals Corp. the Company announced that the TSX Venture Exchange had accepted a share for debt arrangement. Debts totaling $935,299.76 would be settled by issuing 11,257,395 common shares to creditors at an average value of

0.083 per share.  Of  these  shares,  10,687,500  were  are  subjected  to  resale  restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

The remaining 569,895 shares will be subject to a 4-month hold period running from the date of issuance. There was no change of control or new insiders created as a result.

Shares issued for assets

On September 17, 2012, ALDA Pharmaceuticals Corp. the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of CDN$340,000 by the issuance of 3,400,000 Common Shares of ALDA at a deemed price of $0.10 per share. This transaction will did not result in a change of control or in the creation of new insiders.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

12.

SHAREHOLDERS’ EQUITY (CONT’D)

Warrants exercised

i)

During the year ended June 30, 2010, 138,000 warrants were exercised by the holders at an exercise price range of $4.50 per warrant for total gross proceeds of $621,000. Warrant value of $74,506 previously recorded in contributed surplus for warrants were credited to share capital.

ii)   On August 13, 2010, the Company received an approval for the extension of the exercise period of a total 600,000 outstanding share purchase warrants issued as part of the non- brokered private placement of common share units that closed on September 30, 2009. Pursuant to the extension, the applicable exercise period will be extended by one further year, from September 16, 2010 to September 16, 2011.  The warrant exercise price of $4.00 per share will remain the same.

As a result of the extension, the Company recorded a warrant revaluation expense of $24,600 for the incremental value of the modified warrants with a corresponding credit to contributed surplus.  The incremental value of the modified warrants were measured by the difference between the fair value of the modified warrants determined using the Black-Scholes option pricing model and the value of the old warrants immediately before its term was modified, determined based on the shorter of its remaining expected life and its expected life of the modified warrants.

b)   Stock options

The Company has adopted an incentive share purchase option plan under the rules of the TSX Venture Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  The options can be granted for a maximum term of

5 years and generally vest either immediately or in specified increments of 25%.

No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time.   Pursuant to the policies of the TSX Venture Exchange, shares issued on exercise of options are restricted from trading during the four month period subsequent to the date of grant.

A summary of the Company’s stock options and changes during each year is presented below:

	Three Month Period Ended September 30, 2012		Year Ended June 30, 2012
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning Balance	288,000	$3.20	288,000	$3.20

Ending Balance	288,000	3.20	288,000	$3.20

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

13.   SHAREHOLDERS’ EQUITY (CONT’D)

The following table summarizes information about stock options outstanding at September 30, 2012:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable	Exercise Price
55,000	$ 2.00	October 31, 2013	55,000	$ 2.00
160,000	$ 2.50	June 4, 2014	160,000	$ 2.50
73,000	$ 5.50	October 15, 2014	73,000	$ 5.50
288,000			288,000

(i)

On October 31, 2008, the Company granted options to acquire 55,000 common shares of the company to directors, consultants, officers, employees and investor relations. The options had an exercise price of $2.00 with an exercisable term of five years expiring on October 31,

2013. 50,000 options vested immediately with an estimated fair value of $0.09 per share resulting $48,743 in stock based compensation expense being recognized. 5,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant.

(ii)

On June 5, 2009, the Company granted options to acquire 160,000 common shares of the company to directors, consultants, officers, employees and investor relations. The options had an exercise of $2.50 with an exercisable term of five years expiring on June 4, 2014. 145,000 options vested immediately with an estimate fair value of $0.13 per share resulting $185,853 in stock based compensation expense being recognized. 15,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant.

(iii)

On October 15, 2009, the Company granted options to acquire 75,000 common shares of the company to directors, consultants, officers, employees and investor relations. The options had an exercise of $5.50 with an exercisable term of five years expiring on October 15, 2014.

70,000 options vested immediately with an estimate fair value of $0.46 per share resulting

$324,935 in stock based compensation expense being recognized. 5,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant. In 2010,

2,000 were canceled when an employee left the company.

c)

Warrants

The  Company  has  issued  warrants  entitling  the  holders  to  acquire  common  shares  of  the

Company. A summary of changes in unexercised warrants is presented below:

	Warrants @2.00	Warrants @ $2.00	Warrants @ $.020	Warrants @ $4.50	Total
Outstanding June 30, 2011	375,500	200,000	-	600,000	800,000

Wts. Expired		-	-	(600,000)	(600,000)
Wts. Issued		-	560,000	-	560,000

Outstanding June 30, 2012	375,500	200,000	560,000	-	760,000

Wts. Expired	(375,500)
Outstanding Sept 30, 2012	-	200,000	560,000	-	760,000

(2)  Exercisable at a price of $2.00 per warrant until January 11, 2013, granted pursuant to private placement.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

(3)  Exercisable at a price of $0.10 per warrant until April 27, 2013 and at $0.20 until April 27,

2014, granted pursuant to a private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions.

	June 30, 2012	June 30, 2011
Dividend yield	0%	0%
Expected volatility	264%	75.5 – 93.6%
Risk free interest rate	1.69%	1.41 – 1.68%
Expected average term	2 yrs.	2 yrs.

d)   Warrant Reserve:

The stock warrant reserve records items recognized as warrants until such time that they are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised, the amount recorded is transferred to the option reserve.

	September 30, 2012	June 30, 2012
Beginning Balance	$ 1,004,346	$ 964,025
Private Placement		40,320
Warrant Expired	(57,581)	-
Ending Balance	946,765	$ 1,008,346

On Sept. 07, 2012 327,500 warrants having a value of $57,581 expired.

e)

Option Reserve:

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount recorded remains in the account.

	September 30, 2012	June 30, 2012
Beginning Balance	$ 1,640,614	$ 1,640,614
Options Granted		-
Warrant Expired	57,581	-
Ending Balance	1,698,195	$ 1,640,614

14.  NOTICES OF CLAIM

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) filed a Notice of Claim (“the CRL Claim”) in the Provincial Court of British Columbia, Surrey against the Company for $9,727.93 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company, which was still outstanding at September 30, 2012.

On March 29, 2012, ACD Insurance Services Ltd. filed a Notice of Claim (“the ACD Claim”) in the Provincial Court of British Columbia, North Vancouver against the Company for $2,148.00 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company. The ACD claim was assigned to a third party who accepted 21,480 shares of the Company in settlement of the ACD claim on September 12, 2012.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

15.  RELATED PARTY TRANSACTIONS

a)   During the three months ended September 30, 2012, the Company was invoiced for management fees of $15,000 (2012 - $152,302)

The Company issued 397,600 shares to settle $39,760 of management fees owed and the balance of $119,280 was booked to gain on debt settlement. During the year ended June 30, 2012 $125,4400 of consulting fees were settled for the rights to manufacture and market T36® disinfectant and hand sanitizer products in Canada

b)   During  the  three month period  ended  September  30,  2012,  the  Company  paid  rent  of  $Nil  (2012  -  $Nil)  to companies controlled by directors of the Company.

c)   During the three month period ended September 30, 2012, the Company received net financial loans in the amount of $10,500 (2012 - $29,000) from companies controlled by the directors of the Company.

 These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

16. CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and its equivalents in the definition of capital, which totaled $49,222 (June 30, 2012: ($1,318,829)). The Company’s objectives when managing capital is to maintain sufficient cash resources to support its day-to-day operations.  The Company includes shareholders’ equity and cash and its equivalent in the definition of capital. The availability of capital is solely through the issuance of the Company’s common shares.  The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

17.   SEGMENTED INFORMATION

The Company’s assets as well as sales are all located and have occurred all in Canada.

18.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

18.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

a)    Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits. The Company’s cash and equivalents  are  held  through  a  large  Canadian  financial  institution.    Cash  equivalents  are

composed of financial instruments issued by Canadian banks with high investment-grade ratings.

The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral.  The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any one counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

b)   Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements.  To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at September 30, 2012, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year and Promissory Notes valuing $118,500.

c)

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i)    Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

ii)   Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents.

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities.

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

18.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

d)   Determination of Fair Value –

The fair values of financial assets and financial liabilities are determined as follows:

i)

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii)  The fair value of notes payable and obligations under capital lease approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents
(Held-for-trading)	$ 2,068	$ 2,068	$ -	$ -
Accounts receivable
(Loans and receivables)	11,024	11,024	-	-
Accounts payables and accrued liabilities
(Other financial liabilities)	315,015	315,015	-	-
Promissory notes
(Other financial liabilities)	118,500	118,500	-	-

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and equivalents, accounts receivable, and accounts payable and accrued liabilities are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. Currently the Company has no financial instruments at this level.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

19.   INCOME TAXES

The Company has net operating loss carry forwards of approximately $9,608,498 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

ALDA Pharmaceuticals Corp.

Notes To The Condensed Consolidated Interim Financial Statements

For The Three Month Periods Ended September 30, 2012 and 2011

EXPIRY	2012 FS
2014	603,255
2015	582,793
2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,854,000
2032	444,020
TOTAL	9,608,498

20.   SUBSEQUENT EVENTS

1.

On October 18, 2012 the Company announced that it had entered into a binding Memorandum of Understanding to acquire FerroHeme®, a dietary iron supplement and the concomitant global sales and marketing rights to the product, from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. Under the terms of the Memorandum of Understanding, ALDA will provide payments over a period of three years to reimburse Canagen for the development and goodwill costs of Ferroheme and, thereafter, pay royalties of 5% of net sales to Canagen until the earlier of five years or the total royalties paid to Canagen are equal to 50% of the acquisition cost. On full payment of the development costs and the royalties, ownership of FerroHeme® will be transferred to ALDA. By mutual agreement of ALDA and Canagen, the payments and royalties may be paid in cash or shares of ALDA, subject to the policies of the TSX Venture Exchange. A definitively agreement is in progress.

2.

On  October  19,  2012,  the  Company  announced  that  it  had  entered  into  a  binding Memorandum of Understanding that grants ALDA an option to acquire a number of new pharmaceutical products (“the Products”) from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. The Products include:

a.    Patentable, compounds for the treatment of:

i.

Melanoma and other forms of skin cancer and

ii.

Alzheimer’s.

b.

A non-prescription, proprietary opiate addiction treatment product, which has been endorsed by the World Health Organization (WHO) and registered as a pharmaceutical in

China, Cambodia, Thailand, Myanmar and successfully used in these countries to treat opiate-addicted patients.

c.

A new, patented TB drug, which has been registered and used as a drug in Ukraine for the company treatment of Tuberculosis and multi-drug resistant TB.

d.

The generic chemotherapy compounds, paclitaxel and docetaxel,

e.

Octacosanyl nicotinate, a cardiovascular drug with US Patent 7,615,641 and f.

Any other products that Canagen wishes to include in the Option.

Under the terms of the Memorandum of Understanding, ALDA will have the right to undertake due diligence on the Products in order to validate any claims of efficacy, evaluate their market potential and estimate the costs to bring them to market. ALDA will have a Right of First Refusal to match the terms offered by any third party for any of the Products. A definitive agreement is in progress.  The acquisition of any of the Products will be subject to the policies of the TSX Venture Exchange.

3. Subsequent to the three months ended September 30, 2012, Canagen Pharmaceuticals Inc. advanced loans of $29, 165 to the Company.